SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Appendix 4D

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

March 4, 2013

PRANA BIOTECHNOLOGY Limited

ACN 080 699 065

Appendix 4D
For the Half Year Ended 31 December 2012

Results for Announcement to the Market

Current Reporting Period - Half year Ended 31 December 2012
Previous Reporting Period - Half year Ended 31 December 2011

Revenue from continuing operations	down	64.11%	to	$39,577
Loss after tax attributable to members	down	28.56%	to	($4,332,321)
Net loss for the period attributable to members	down	28.56%	to	($4,332,321)

Dividends (distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a

Net Tangible Asset per Security (cents per security)

As at 31 December 2012	2.78
As at 30 June 2012	1.89

Record date for determining entitlements to the dividend, (in the case of a trust, distribution)	n/a

Explanation of the above information:

Prana Biotechnology Ltd recorded revenue of A$39,577 for the period ended 31 December 2012 (2011: A$110,266), which is interest received on company bank accounts. The decrease in interest received is due to decreased amounts of cash on hand.

Prana Biotechnology Ltd has incurred a loss for the half year of A$4,332,321 (2011: A$3,369,841). This loss has increased due to an increase in expenditure on research and development, offset by an increase in other income related to the research and development tax refund.

Refer to the Directors' Report - Review of Operations for further information.

PRANA BIOTECHNOLOGY Limited

ACN 080 699 065

Appendix 4D
Interim Financial Report

For the Half Year ended 31 December 2012
(Previous corresponding period: Half Year ended 31 December 2011)

To be read in conjunction with the 30 June 2012 Annual Report

In compliance with Listing Rule 4.2A

Table of Contents

Directors' Report

Your Directors present the following Report on the consolidated entity consisting of Prana Biotechnology Limited (the Company) and the entities it controlled at the end of, or during, the half year ended 31 December 2012.

Directors

The following persons were Directors of the Company during the half-year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Dr George Mihaly	Non-Executive Director
Mr Brian Meltzer	Non-Executive Director
Mr Peter Marks	Non-Executive Director
Mr Lawrence Gozlan	Non-Executive Director

Results and Review of Operations

Results

The Company reported a loss for the half-year of $4,332,321 (2011: $3,369,841). The loss is after fully expensing all research and development costs.

Review of Operations

Detailed below is an update on the status of the Company's development projects and overall operations for the half-year ended 31 December 2012.

The Company's 30 June 2012 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Key Events Summary

By the end of the calendar year 2012, Prana completed enrollment in its two Phase II trials with our lead Metal Protein Attenuating Compound (MPAC), PBT2. The first trial to complete recruitment was the 'IMAGINE' trial, a 12 month study in patients with prodromal or mild Alzheimer's disease. The study is being supported in part by the New York based Alzheimer's Drug Discovery Foundation , or ADDF. Forty two patients were randomized to receive either 250mg of PBT2 or a placebo dose once daily. The study will assess the effect of PBT2 on brain beta-amyloid deposits and brain activity using Positron Emission Tomography, or PET, imaging techniques. Notably, the screening intake criteria required patients to have a required level of amyloid deposition prior to entering the trial as measured by PET. The study will also measure cognitive endpoints as assessed by the Neuropsychological Test Battery and functional endpoints as assessed by the Alzheimer Disease Cooperative Study-Activities of Daily Living Scale. This trial, known as "IMAGINE", is on target to be completed by the end of 2013 and to report results in first quarter 2014.

Late in December 2012, Prana's Phase IIa study in early to mid-stage Huntington disease known as "Reach2HD"' completed enrolment. One hundred and nine patients were randomized to receive either 250mg, 100mg or a placebo dose once daily for the six month trial. The Reach2HD study will assess safety and tolerability of PBT2 together with cognitive, motor, behavioral and functional changes in Huntington disease patients. A small sub-study within Reach2HD will explore the effects of PBT2 on brain metal iron mapping using Magnetic Resonance Imaging (MRI). In addition, possible biomarkers of Huntington disease will be assessed from plasma and urine samples. This study is the first clinical trial with PBT2 in this patient population. Reach2HD is on target to report results in fourth quarter of 2013.

Both the Reach2HD and the IMAGINE clinical trials are conducted under the governance of independent Data Safety Monitoring Boards, or DSMB. The DSMB is an independent group of experts who review the accumulated safety data in ongoing clinical trials, in order to safeguard the interests and safety of participating patients. During the conduct of the trials to date, the respective DSMB's have met and maintained their recommendation to continue the protocols as planned. One such DSMB meeting was announced in September 2012.

On November 29, 2012, the New York Academy of Sciences held a symposium entitled, "Targeting Metals in Alzheimer's and Other Neurodegenerative Disease." Featured presenters included, Dr. Rudy Tanzi, the Joseph P. and Rose F. Kennedy Professor of Neurology at Harvard University, Dr. Steven Hersch of Massachusetts General Hospital and Harvard Medical School, Dr. Dan Tardiff of the Whitehead Institute of Medical Research and Dr. Robert Cherny, our company's Head of Research. The presentations provided an in depth review of the role metals play in the causative events leading to the neuropathology that drives Alzheimer's disease, Parkinson's disease and Huntington disease. Prana's potentially disease modifying therapeutic strategy involving the design of small molecules to restore the balance of transition metals in the brain (that are critical for neuronal function) and reduce the accumulation of aggregated target proteins was discussed. Multimedia presentations of the speaker's slides, audio and written meeting summary is available by linking to www.nyas.org/MetalsandAD-eB.

In November 2012, Prana scientists, Associate Professor Robert Cherny, Prana's Head of Research and Associate Professor David Finkelstein, Head of the Synaptic Neurobiology Laboratory at the Florey Institute of Neuroscience and Mental Health, received an Australian National Health and Medical Research Council (NHMRC) grant to study the benefits of PBT434 in a program entitled, "Identifying the mechanisms of action of a novel 8-hydroxy quinazolinone in models of Parkinson's disease." The program will help elucidate some of the innate mechanisms of action of PBT434.

In December 2012, we announced the publication of the paper entitled, "PBT2 extends lifespan, reduces striatal atrophy and improves motor performance in a transgenic mouse model of Huntington's disease" in the Journal of Huntington's Disease. This paper describes how PBT2 significantly improved functional performance of the mice in the R6/2 model as a consequence of the neuroprotective properties of PBT2 by regulating certain metal mediated events in the brain. The work underpins the ongoing Reach2HD trial in Huntington disease patients.

Previously, we announced that The Michael J. Fox Foundation, or MJFF, provided us with a grant to support the pre-clinical characterization of our Parkinson's Disease compound, PBT434. The program is entitled, "PBT434, a novel neuroprotective drug for Parkinson's disease; completion of pre-clinical studies to enable human clinical trials" and is part of MJFF's Pipeline Program to support its Therapeutic Development Initiative. Research supported by this grant is continuing through the 2013 calendar year and has included various preclinical toxicology studies which were all successful, a clear genotoxicity report and successful safety pharmacology studies. The next step, to investigate the maximum tolerated dose in animals, is underway with PBT434.

Auditor's Independence Declaration

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer

Melbourne

Dated: 27th Day of February 2013

pwc

Auditor's Independence Declaration

As lead auditor for the review of Prana Biotechnology Limited for the half year ended 31 December 2012, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Andrew Barlow
Partner
PricewaterhouseCoopers

Melbourne
27 February 2013

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Statement of Comprehensive Income
For the Half Year Ended 31 December 2012

	Note	Consolidated Entity 31 December 2012 $	 31 December 2011 $
Revenue from ordinary activities	4	39,577	110,266
Other Income	4	2,265,883	762,861
Intellectual property expenses		(145,211)	(133,577)
Auditor and accounting expenses		(57,026)	(78,873)
Research and development expenses	5	(3,982,589)	(2,397,468)
Corporate personnel expenses		(1,512,054)	(902,456)
Depreciation expenses		(12,539)	(10,497)
Other expenses		(648,878)	(620,502)
Travel expenses		(68,529)	(57,918)
Public relations and marketing expenses		(59,459)	(73,203)
Foreign exchange (loss) gain		(75,661)	8,592
(Loss) gain on fair valuation of financial liabilities		(75,835)	22,934
Loss before income tax expense		(4,332,321)	(3,369,841)
Income tax expense		-	-
Loss for the period		(4,332,321)	(3,369,841)
Other comprehensive income (loss)		-	-
Other comprehensive income (loss) for the period, net of tax		-	-
Total comprehensive loss for the period		(4,332,321)	(3,369,841)
		Cents	**Cents**
Loss per share for loss attributable to the ordinary equity holders of the Company:			
Basic loss per share	9	(1.36)	(1.20)
Diluted loss per share	9	(1.36)	(1.20)

The accompanying notes form part of these financial statements.

Statement of Financial Position
As at 31 December 2012

	Note	Consolidated Entity 31 December 2012 $	30 June 2012 $
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents		8,842,077	5,636,469
Trade and other receivables		3,784,560	1,550,836
Other current assets		101,264	68,675
TOTAL CURRENT ASSETS		12,727,901	7,255,980
NON-CURRENT ASSETS			
Plant and equipment		45,767	48,051
Other non-current assets		37,837	37,837
TOTAL NON-CURRENT ASSETS		83,604	85,888
TOTAL ASSETS		12,811,505	7,341,868
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables		2,121,967	961,954
Other financial liabilities		754,661	335,903
Provisions		435,522	362,795
Unearned income		34,268	50,831
TOTAL CURRENT LIABILITIES		3,346,418	1,711,483
NON-CURRENT LIABILITIES			
Provisions		-	6,938
TOTAL NON-CURRENT LIABILITIES		-	6,938
TOTAL LIABILITIES		3,346,418	1,718,421
NET ASSETS		9,465,087	5,623,447
EQUITY			
Issued and unissued capital	7	93,642,687	86,134,077
Reserves	8	10,298,802	9,633,451
Accumulated losses		(94,476,402)	(90,144,081)
TOTAL EQUITY		9,465,087	5,623,447

The accompanying notes form part of these financial statements.

Statement of Changes in Equity
For the Half Year Ended 31 December 2012

	Consolidated Entity			
	Issued and Unissued Capital $	Reserves $	Accumulated Losses $	Total $
Balance at 1 July 2011	**82,340,819**	**9,494,995**	**(84,904,612)**	**6,931,202**
Transactions with owners in their capacity as owners:				
Shares issued gross of costs	1,923,432	-	-	1,923,432
Options exercised	120,536	(120,536)	-	-
Options issued	-	125,022	-	125,022
Equity to be issued	8,525	-	-	8,525
Transaction costs	(124,893)	-	-	(124,893)
Share options - value of share option scheme	-	23,574	-	23,574
	1,927,600	28,060	-	1,955,660
Loss for the period	-	-	(3,369,841)	(3,369,841)
Total comprehensive loss for the period	-	-	**(3,369,841)**	**(3,369,841)**
Balance at 31 December 2011	**84,268,419**	**9,523,055**	**(88,274,453)**	**5,517,021**
Transactions with owners in their capacity as owners:				
Shares issued gross of costs	1,962,237	-	-	1,962,237
Options issued	-	161,844	-	161,844
Options forfeited	-	(75,022)	-	(75,022)
Transaction costs	(96,579)	-	-	(96,579)
Share options - value of share option scheme	-	23,574	-	23,574
	1,865,658	110,396	-	1,976,054
Loss for the period	-	-	(1,869,628)	(1,869,628)
Total comprehensive loss for the period	-	-	**(1,869,628)**	**(1,869,628)**
Balance at 30 June 2012	**86,134,077**	**9,633,451**	**(90,144,081)**	**5,623,447**
Transactions with owners in their capacity as owners:				
Shares issued gross of costs	7,997,768	-	-	7,997,768
Options issued	-	665,351	-	665,351
Equity to be issued	11,550	-	-	11,550
Transaction costs	(500,708)	-	-	(500,708)
	7,508,610	665,351	-	8,173,961
Loss for the period	-	-	(4,332,321)	(4,332,321)
Total comprehensive loss for the period	-	-	**(4,332,321)**	**(4,332,321)**
Balance at 31 December 2012	**93,642,687**	**10,298,802**	**(94,476,402)**	**9,465,087**

The accompanying notes form part of these financial statements.

Cash Flow Statement
For the Half Year Ended 31 December 2012

	Note	Consolidated Entity 31 December 2012 $	31 December 2011 $
CASH FLOWS RELATED TO OPERATING ACTIVITIES			
Payments to suppliers and employees		(4,647,055)	(4,103,131)
Interest received		39,309	110,251
Michael J Fox Foundation Grant		56,266	99,768
Other grants		3,000	-
NET OPERATING CASH FLOWS	11	(4,548,480)	(3,893,112)
CASH FLOWS RELATED TO INVESTING ACTIVITIES			
Payment for purchases of plant and equipment		(10,255)	(2,101)
NET INVESTING CASH FLOWS		(10,255)	(2,101)
CASH FLOWS RELATED TO FINANCING ACTIVITIES			
Proceeds from issues of securities		7,997,768	1,923,433
Transaction costs relating to equity issuances		(500,708)	(124,893)
Proceeds from borrowings		342,923	-
NET FINANCING CASH FLOWS		7,839,983	1,798,540
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,281,248	(2,096,673)
Cash and cash equivalents at the beginning of reporting period		5,636,469	8,838,245
Effects of exchange rate changes on cash and cash equivalents		(75,640)	5,605
CASH AND CASH EQUIVALENTS AT THE END OF REPORTING PERIOD		8,842,077	6,747,177

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

Note 1 - Basis of Preparation

This general purpose financial report for the interim half year reporting period ended 31 December 2012 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting ("AASB 134") and the Corporations Act 2001. This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and AASB 134.

This interim financial report does not include all the notes of the type normally included in an annual financial report.

Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2012 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

This interim financial report of the Company was authorised for issue by the Board of Directors on 27 February, 2013.

Accounting Policies
The accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2012.

Going Concern
The consolidated entity is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. For the six months ended 31 December, 2012, the consolidated entity incurred an operating loss of A$4,332,321, compared to an operating loss of A$3,369,841 during the six months ended 31 December, 2011. As at 31 December, 2012, the consolidated entity's net assets stood at A$9,465,087, compared to A$5,623,447 at 30 June, 2012. The consolidated entity's cash position has increased to A$8,842,077 at 31 December, 2012 from A$5,636,469 at 30 June, 2012.

The management of the Company believes that the going concern basis of preparation is appropriate based on the following:

- On May 17, 2011 the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission to sell up to an aggregate US$50 million of its securities and on July 13, 2011 issued a Prospectus Supplement relating to the sale of 5 million American Depositary Receipts ("ADRs") through an "at-the-market" (ATM) facility and appointed McNicoll, Lewis & Vlak LLC ("MLV") as sales agent. At the Company's discretion and instruction, MLV uses its commercially reasonable efforts to sell the ADRs at market prices from time to time, including sales made by means of ordinary brokers' transactions on the NASDAQ Capital Market. As at the date of this report the Company sold 3,225,128 of its ADRs for aggregate gross proceeds of approximately A$5.77 million (US$5.99 million).
- During the current reporting period the Company was successful in raising A$6.0 million of additional funding through a private placement of 32.5 million ordinary fully paid shares (equivalent to 3.25 million ADRs) at a price of A$0.185 per share at an average of 8.8% above the 30 day volume weighted average price. This funding will enable the Company to continue to pursue the current business objectives.
- In addition, the Company continues to pursue raising additional funds through alternative funding structures.
- Notwithstanding, in the event that the Company will not have sufficient funds to effect its current plans through the abovementioned methods, the Company has the ability to scale down its operations and prioritize its research and development programs.

At this time, the management is of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position at 31 December, 2012. Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 2 - Dividends

The Company resolved not to declare any dividends for the period ended 31 December 2012.

Note 3 - Segment Information

The Company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Note 4 – Revenue and other income

	31 December 2012 $	31 December 2011 $
Other revenue		
Interest	39,577	110,266
Total other revenue	39,577	110,266
Other income		
Donations	-	5,664
R&D Tax Concession	2,190,054	691,301
Michael J Fox Foundation Grant	75,829	65,896
Total other income	2,265,883	762,861

Note 5 – Research and Development

	Note	31 December 2012 $	31 December 2011 $
Research and development expenses			
Personnel expenses related to research and development	(a)	236,415	321,771
Research and development expenses	(b)	3,746,174	2,075,697
Total Research and development expenses		3,982,589	2,397,468

(a) Personnel expenses related to research and development consist of expenses paid for wages of employees and consultants engaged by the Company to conduct research and development activities.

(b) Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

Note 6 - Contingent Liabilities and Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 7 - Contributed Equity

	Note	31 December 2012 No.	31 December 2012 $	30 June 2012 No.	30 June 2012 $
Fully Paid Ordinary Shares	(a)	340,689,928	90,941,043	297,980,818	83,432,433
Options over Fully Paid Ordinary Shares	(b)	-	2,701,644	-	2,701,644
Total Issued and Unissued Capital			93,642,687		86,134,077

(a) Fully Paid Ordinary Shares	31 December 2012 No.	31 December 2012 $	30 June 2012 No.	30 June 2012 $
At the beginning of reporting period	297,980,818	83,432,433	275,286,783	79,639,175
Shares issued	42,709,110	8,009,318	22,352,170	3,894,194
Shares issued upon exercise of options	-	-	341,865	120,536
Transaction costs relating to share issues	-	(500,708)	-	(221,472)
At reporting date	340,689,928	90,941,043	297,980,818	83,432,433

(b) Options over Fully Paid Ordinary Shares	31 December 2012 No.	31 December 2012 $	30 June 2012 No.	30 June 2012 $
At the beginning of reporting period	-	2,701,644	-	2,701,644
At reporting date	-	2,701,644	-	2,701,644

Note 8 – Reserves – Share Based Payments

	Note	31 December 2012 No.	31 December 2012 $	30 June 2012 No.	30 June 2012 $
Options over Fully Paid Ordinary Shares	(a)	33,860,328	8,329,805	28,360,328	7,664,454
Options over ADRs	(b)	-	1,515,434	380,000	1,515,434
Options over Warrants		-	453,563	-	453,563
Total Share Based Payments		33,860,328	10,298,802	28,740,328	9,633,451

(a) Options over fully paid ordinary shares		31 December 2012 No.	31 December 2012 $	30 June 2012 No.	30 June 2012 $
At the beginning of reporting period		28,360,328	7,664,454	26,043,956	7,525,998
Options issued during the period	(i)	9,000,000	665,351	4,158,674	286,866
Exercise of options	(ii)	-	-	(341,865)	(120,536)
Expiration of options	(iii)	(3,500,000)	-	-	-
Forfeiture of options	(iv)	-	-	(1,500,437)	(75,022)
Expense recorded over vesting period of options		-	-	-	47,148
At reporting date		33,860,328	8,329,805	28,360,328	7,664,454

Note 8 – Reserves – Share Based Payments Cont.

(i) Options issued during the period

31 December 2012	Details	Number	Option fair value $	$
12 December 2012	Issued to directors [1]	8,000,000	0.07	591,423
12 December 2012	Issued to key management personnel [1]	1,000,000	0.07	73,928
		9,000,000		665,351

30 June 2012	Details	Number	Option fair value $	$
19 December 2011	Issued to consultants [2]	1,650,000	0.05	82,500
19 December 2011	Issued to employees [2]	850,437	0.05	42,522
21 March 2012	Issued to consultants [3]	650,000	0.10	63,440
21 March 2012	Issued to employees [3]	1,008,237	0.10	98,404
		4,158,674		286,866

(ii) Exercise of options

30 June 2012	Details	Number	Exercise Price $	$
22 December 2011	Exercise of options [4]	(341,865)	-	(120,536)
		(341,865)		(120,536)

(iii) Expiration of options

31 December 2012	Details	Number	$
23 September 2012	Expired, unexercised, 23 September 2012 [5]	(3,500,000)	-
		(3,500,000)	-

(iv) Forfeiture of options

30 June 2012	Details	Number	$
21 May 2012	Lapsed due to vesting conditions not being met [2]	(1,500,437)	(75,022)
		(1,500,437)	(75,022)

Note 8 – Reserves – Share Based Payments Cont.

	Note	31 December 2012 No.	31 December 2012 $	30 June 2012 No.	30 June 2012 $
(b) Options over ADRs					
At the beginning of reporting period		380,000	1,515,434	380,000	1,515,434
Expired options, unexercised	(i)	(380,000)	-	-	-

(i) Expired options, unexercised

31 December 2012	Details	Number	$
17 December 2012	Expired, unexercised, 17 December 2012 [6]	(380,000)	-
		(380,000)	-

1. Options exercisable at $0.33 on or before 13 December 2017
2. Options exercisable at $0.25 on or before 19 December 2014
3. Options exercisable at $0.25 on or before 20 March 2017
4. Options exercisable at $nil on or before 31 December 2011 with a share price hurdle of $0.50 for 5 consecutive trading days
5. Options exercisable at $0.30 on or before 23 September 2012
6. Options exercisable at US$5.00 on or before 17 December 2012. These options are convertible to ADRs, 1 ADR = 10 ordinary shares.

Note 9 - Loss per Share

	31 December 2012	31 December 2011
Basic loss per share (cents)	(1.36)	(1.20)
Diluted loss per share (cents)	(1.36)	(1.20)
	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(4,332,321)	(3,369,841)
	No.	No.
b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	319,088,732	279,656,619

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore all the options have been excluded from the calculation of diluted loss per share. There have been no other conversions to, call of, or subscriptions for ordinary shares since the reporting date and before the completion of this report.

Note 10 - Net Tangible Assets

	31 December 2012	30 June 2012
Net Tangible Assets	$9,465,087	$5,623,447
No. of Shares	340,689,928	297,980,818
Net Tangible Assets per share (cents)	2.78	1.89

Note 11 - Cash Flow Reconciliation

	31 December 2012 $	31 December 2011 $
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax Expense	(4,332,321)	(3,369,841)
Add back depreciation expense	12,539	10,497
Add back loss/(gain) on fair value of financial liabilities	75,835	(22,934)
Add back equity issued for nil consideration	677,051	157,117
(Gain) on sale of plant & equipment	(150)	-
Increase in provisions	65,789	30,294
(Increase) in accounts receivable	(2,233,724)	(688,536)
(Increase)/decrease in other current assets	(32,588)	11,087
Increase/(decrease) in accounts payable	1,160,012	(15,191)
(Decrease) in other current liabilities	(16,563)	-
Add back loss/(gain) from foreign exchange	75,640	(5,605)
Net Operating Cash Flows	(4,548,480)	(3,893,112)

(b) Reconciliation of cash and cash equivalents

	31 December 2012	30 June 2012
Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Statement of Financial Position as follows:		
Cash and cash equivalents	$8,842,077	$5,636,469

Note 12 - Events Subsequent to Reporting Date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

Director's Declaration

The Directors' of the Company declare that;

1. The financial statements and notes, as set out on pages 7 to 16 are in accordance with the Corporations Act 2001, including:

   a. complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

   b. giving a true and fair view of the Company's financial position as at 31 December 2012 and of its performance for the half year ended on that date.

2. In the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Director

Melbourne

Dated: 27th Day of February 2013

pwc

Independent auditor's review report to the members of Prana Biotechnology Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prana Biotechnology Limited, which comprises the Statement of Financial Position as at 31 December 2012, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half year ended on that date, selected explanatory notes and the directors' declaration for the Prana Biotechnology Limited Group (the consolidated entity). The consolidated entity comprises both Prana Biotechnology Limited (the company) and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2012 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Prana Biotechnology Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

pwc

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2012 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

PricewaterhouseCoopers

Andrew Barlow
Partner

Melbourne
27 February 2013